March 22, 2004

To the Stockholders of

    TORCHMARK CORPORATION:

Torchmark’s 2004 annual meeting of stockholders will be held at the Hilton Suites Dallas North, 13402 Noel Road, Dallas, Texas 75240 at 10:00 a.m., Central Daylight Time, on Thursday, April 29, 2004. The meeting will be conducted using Robert’s Rules of Order and the Company’s Shareholder Rights Policy. This policy is posted on Torchmark’s web site at http://www.torchmarkcorp.com or you may obtain a printed copy by writing to the Corporate Secretary at the Company’s executive offices,2001 Third Ave South, Birmingham, Alabama 35233.

The accompanying notice and proxy statement discuss proposals which will be submitted to a stockholder vote. If you have any questions or comments about the matters discussed in the proxy statement or about the operations of your Company, we will be pleased to hear from you.

It is important that your shares be voted at this meeting. Please mark, sign, and return your proxy or vote over the telephone or the Internet. If you attend the meeting, you may withdraw your proxy and vote your stock in person if you desire to do so.

We hope that you will take this opportunity to meet with us to discuss the results and operations of the Company during 2003.

Sincerely,

C.B. Hudson

Chairman & Chief Executive Officer

Notice of Annual Meeting of Stockholders

to be held April 29, 2004

To the Holders of Common Stock of

TORCHMARK CORPORATION

The annual meeting of stockholders of Torchmark Corporation will be held at the Hilton Suites Dallas North, 13402 Noel Rd., Dallas, TX 75240 on Thursday, April 29, 2004 at 10:00 a.m., Central Daylight Time. The meeting will be conducted in accordance with Robert’s Rules of Order and the Company’s Shareholders Rights Policy. You will be asked to:

(1)  Elect the nominees shown in the proxy statement as directors to serve for their designated terms or until their successors have been duly elected and qualified.

(2)  Consider ratification of the appointment of Deloitte & Touche LLP as independent auditors.

(3)  Consider a shareholder proposal regarding the use of performance and time-based restricted share programs in executive compensation.

(4)  Consider a shareholder proposal regarding holding tobacco equities in the Company’s investment portfolio.

(5)  Transact any other business that properly comes before the meeting.

These matters are more fully discussed in the accompanying proxy statement.

The close of business on Friday, March 5, 2004 is the date for determining stockholders who are entitled to notice of and to vote at the annual meeting. You are requested to mark, date, sign, and return the enclosed form of proxy in the accompanying envelope, whether or not you expect to attend the annual meeting in person. You may also choose to vote your shares over the telephone or the Internet. You may revoke your proxy at any time before it is voted at the meeting.

The annual meeting may be adjourned from time to time without further notice other than by an announcement at the meeting or at any adjournment. Any business described in this notice may be transacted at any adjourned meeting.

By Order of the Board of Directors

Carol A. McCoy

Vice President, Associate Counsel & Secretary

Birmingham, Alabama

March 22, 2004

PROXY STATEMENT

Solicitation of Proxies

The Board of Directors of Torchmark Corporation solicits your proxy for use at the 2004 annual meeting of stockholders and at any adjournment of the meeting. The annual meeting will be held at the Hilton Suites Dallas North, 13402 Noel Road, Dallas, TX 75240 at 10:00 a.m., Central Daylight Time on Thursday, April 29, 2004. C.B. Hudson and Larry M. Hutchison are named as proxies on the proxy/direction card. They have been designated as directors’ proxies by the Board of Directors.

If the enclosed proxy/direction card is returned, properly executed, and in time for the meeting, your shares will be voted at the meeting. All proxies will be voted in accordance with the instructions set forth on the proxy/direction card. If proxies are executed and returned which do not specify a vote on the proposals considered, those proxies will be voted FOR proposals 1 and 2 and AGAINST proposals 3 and 4. You have the right to revoke your proxy by giving written notice of revocation addressed to the Secretary of the Company at the address shown above at any time before the proxy is voted.

The card is considered to be voting instructions furnished to the respective trustees of each of the Torchmark Corporation Savings and Investment Plan, the Waddell & Reed Financial, Inc. 401-K and Savings and Investment Plan, the Liberty National Life Insurance Company 401(k) Plan and the Profit-Sharing and Retirement Plan of Liberty National Life Insurance Company with respect to shares allocated to individual’s accounts under these plans. If the account information is the same, participants in one or more of the plans who are also shareholders of record will receive a single card representing all their shares. If a plan participant does not return a proxy/direction card to the Company, the trustees of any plan in which shares are allocated to the participant’s individual account will vote those shares in the same proportion as the total shares in that plan for which directions have been received.

A simple majority vote of the holders of the issued and outstanding common stock of the Company represented in person or by proxy at the stockholders meeting is required to elect directors and approve all other matters put to a vote of stockholders. Abstentions are considered as shares present and entitled to vote. Abstentions have the same legal effect as a vote against a matter presented at the meeting. Any shares for which a broker or nominee does not have discretionary voting authority under applicable New York Stock Exchange rules will be considered as shares not entitled to vote and will not be considered in the tabulation of the votes.

Record Date and Voting Stock

Each stockholder of record at the close of business on March 5, 2004 is entitled to one vote for each share of common stock held on that date upon each proposal to be voted on by the stockholders at the meeting. At the close of business on March 5, 2004, there were 112,373,784 shares of common capital stock of the Company outstanding (not including 2,609,874 shares held by the Company which are non-voting while so held). There is no cumulative voting of the common stock.

Principal Stockholders

The following table lists all persons known to be the beneficial owner of more than five percent of the Company’s outstanding common stock as of December 31, 2003, as indicated from Schedule 13G filings with the Securities and Exchange Commission.

Name and Address	Number of Shares	Percent of Class
AXA Assurances I.A.R.D. Mutuelle
AXA Assurances Vie Mutuelle
370, rue Saint Honore
75001 Paris, France

AXA Courtage Assurance Mutuelle
26, rue Louis le Grand
75002 Paris, France

AXA
25, avenue Matignon
75008 Paris, France

AXA Financial, Inc.	10,359,464(1)	9.	2%
1290 Avenue of The Americas
New York, NY 10104

Dodge & Cox	10,272,584(2)	9.1%
One Sansome Street, 35th Floor
San Francisco, CA 94104

(1)	AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, French companies (collectively, the “Mutuelles AXA”), acting as a parent holding company, and AXA, a French company, as a parent holding company, hold no shares of Torchmark stock directly and the Mutuelles AXA and AXA have disclaimed beneficial ownership of such stock. All stock reported is owned either by AXA entities, AXA Rosenberg Investment Management LLC, solely for investment purposes, 55,100 shares (sole power to vote 50,700 shares and shared power to dispose of 55,100 shares) and AXA Konzern AG (Germany), solely for investment purposes, 1,800 shares (sole power to vote and sole power to dispose of 1,800 shares) or by subsidiaries of AXA Financial, Inc. (a Delaware corporation), Alliance Capital Management L.P., solely for investment purposes on behalf of client discretionary investment advisory accounts, 10,299,614 shares (sole power to vote 3,697,223 shares, shared power to vote 888,598 shares and sole power to dispose of 10,299,614 shares) and The Equitable Life Assurance Society of the United States, solely for investment purposes, 2,150 shares (sole power to dispose of 2,950 shares, sole power to vote 2,150 shares).
(2)	Stock reported as owned is beneficially owned by clients of Dodge & Cox, a California corporation, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients. Dodge & Cox has sole power to vote 9,689,684 shares, shared power to vote 127,400 shares and sole power to dispose of 10,272,584 shares.

PROPOSAL NUMBER 1

Election of Directors

The Company’s By-laws provide that there will be not less than seven nor more than fifteen directors with the exact number to be fixed by the Board of Directors. In July, 2002, the number of directors was fixed at twelve persons and in April, 2003, the Board elected Charles E. Adair to a one year term as a director filling the directorship vacated by the retirement of Joseph W. Morris.

The Board of Directors proposes the election of Charles E. Adair, Joseph M. Farley, C. B. Hudson, Joseph L. Lanier, Jr. and R. K. Richey as directors, to hold office for a term of three years, expiring at the close of the annual meeting of stockholders to be held in 2007 or until their successors are elected and qualified. Messrs. Adair, Farley, Hudson, Lanier and Richey’s current terms expire in 2004. Louis T. Hagopian reached the retirement age for non-officer directors and will retire from the Board as of the April 2004 annual meeting of stockholders. The Board of Directors, at their February 26, 2004 meeting, resolved to reduce the number of directors to eleven persons, effective upon Mr. Hagopian’s retirement. The term of office of the other six directors continues until the close of the annual meeting of stockholders in the year shown in the biographical information below.

Non-officer directors retire from the Board of Directors at the annual meeting of stockholders which immediately follows their 78th birthday. Directors who are employee officers of the Company retire from active service as directors at the annual stockholders meeting immediately following their 65th birthday, except that these directors may be elected to a series of additional three year terms not to continue beyond the annual meeting of stockholders following the director’s 78th birthday.

If any of the nominees becomes unavailable for election, the directors’ proxies will vote for the election of any other person recommended by the Board of Directors unless the Board reduces the number of directors.

The Board recommends that the stockholders vote FOR the nominees.

Profiles of Directors and Nominees(1)

Charles E. Adair (age 56) has been a director since April, 2003. He is also a director of Performance Food Group, Inc., Tech Data Corporation, and PSS World Medical, Inc. Principal Occupation: Partner, Cordova Ventures, Atlanta, Georgia, a venture capital management company since December, 1993.

David L. Boren (age 63) has been a director of the Company since April, 1996. His term expires in 2006. He is also a director of Conoco-Phillips Inc., AMR Corporation and Texas Instruments, Inc. Principal occupation: President of The University of Oklahoma, Norman, Oklahoma since November, 1994.

Joseph M. Farley (age 76) has been a director of the Company since 1980. Principal occupation: Of Counsel at Balch & Bingham LLP, Attorneys and Counselors, Birmingham, Alabama since November, 1992.

C. B. Hudson (age 58) has been a director since 1986. Principal occupation: Chairman and Chief Executive Officer of the Company since March, 1998. (President of the Company, March, 1998-April, 2001; Chairman of Insurance Operations of the Company January, 1993-March, 1998; Chairman of Liberty, United American and Globe October, 1991-September, 1999 and Chief Executive Officer of Liberty December, 1989-September, 1999, of United American November, 1982-September, 1999 and of Globe February, 1986-September, 1999).

Joseph L. Lanier, Jr. (age 72) has been a director of the Company since 1980. He is also a director of Dan River Incorporated, Flowers Foods and Dimon Inc. Principal occupation: Chairman of the Board and Chief Executive Officer of Dan River Incorporated, Danville, Virginia, a textile manufacturer, since November, 1989.

Mark S. McAndrew (age 50) has been a director of the Company since July, 1998. His term expires in 2005. Principal occupation: Chairman of Insurance Operations of the Company since February, 2003; Chief Executive Officer of United American, Globe and American Income since September, 1999; President of United American and Globe since October, 1991 and of American Income since September, 1999 (Executive Vice President of the Company, September, 1999-February, 2003; Chairman of United American, Globe and American Income, September 1999-June, 2001; Vice President of the Company April-September, 1999).

Harold T. McCormick (age 75) has been a director since April, 1992. His term expires in 2006. Principal occupation: Chairman and Chief Executive Officer of Bay Point Yacht & Country Club, Panama City, Florida, since March, 1988; Director, First Ireland Spirits Co., Ltd., Abbeyleix, Ireland, since February, 2001 (Chairman, February, 1996-February, 2001).

George J. Records (age 69) has been a director of the Company since April, 1993. His term expires in 2005. Principal occupation: Chairman of Midland Financial Co., Oklahoma City, Oklahoma, a bank and financial holding company for retail banking and mortgage operations, since 1982.

R. K. Richey (age 77) has been a director of the Company since 1980. Principal occupation: Chairman of the Executive Committee of the Board of Directors of the Company since March, 1998. (Chairman of the Company, August, 1986-March, 1998 and Chief Executive Officer of the Company, December, 1984-March, 1998).

Lamar C. Smith (age 56) has been a director of the Company since October, 1999. His term expires in 2005. Principal Occupation: Chairman since 1992 and Chief Executive Officer since 1990 of First Command Financial Services, Inc., Fort Worth, Texas, a financial services company providing insurance, mutual funds and banking services to current and former commissioned and non-commissioned military officers.

Paul J. Zucconi (age 63) has been a director of the Company since July, 2002. His term expires in 2006. He is also a director of Titanium Metals Corporation. Principal occupation: Business Consultant, Plano, Texas, since January, 2001. (Partner, KPMG LLP July, 1976-January, 2001)

(1)	Liberty, Globe, United American, American Income and UILIC as used in this proxy statement refer to Liberty National Life Insurance Company, Globe Life And Accident Insurance Company, United American Insurance Company, American Income Life Insurance Company and United Investors Life Insurance Company, subsidiaries of the Company.

PROPOSAL NUMBER 2

Approval of Auditors

A proposal to ratify the appointment of the firm of Deloitte & Touche LLP as the principal independent accountants of the Company to audit the financial statements of the Company and its subsidiaries for the year ending December 31, 2004 will be presented to the stockholders at the annual meeting. Deloitte & Touche served as the principal independent accountants of Torchmark, auditing the financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2003 and has served in such capacity since 1999. The Audit Committee of the Board has appointed Deloitte & Touche to serve as the Company’s principal independent accountants for 2004 and has recommended ratification by stockholders of the appointment of Deloitte & Touche for 2004.

A representative of Deloitte & Touche is expected to be present at the meeting and available to respond to appropriate questions and, although the firm has indicated that no statement will be made, an opportunity for a statement will be provided.

If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the selection of independent auditors will be reconsidered by the Audit Committee of the Board of Directors.

The Board recommends that stockholders vote FOR the proposal.

PROPOSAL NUMBER 3

Shareholder Proposal

Torchmark received the following resolution submitted by the Massachusetts State Carpenters Pension Fund and is including it in this Proxy Statement in accordance with SEC Rule 14a-8 of the Securities and Exchange Act of 1934. Torchmark will provide the address for the proponent as well as the number of common shares of Torchmark that they hold promptly upon written or oral request addressed to the Corporate Secretary at the Company’s executive offices.

Performance and Time-Based Restricted Shares Proposal

Resolved, that the shareholders of Torchmark Corporation (“Company”) hereby request that the Board of Directors’ Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1)	Operational Performance Measurers—The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2)	Time-Based Vesting—A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no shares should vest in less than three years from the grant date.

(3)	Dividend Limitation—No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4)	Share Retention—In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restrict share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

SUPPORTING STATEMENT: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company’s executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all to often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interest of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

The Board of Directors of the Company OPPOSES the adoption of the resolution for the following reasons:

The Board of Directors of the Company has authorized its Compensation Committee, which is comprised exclusively of independent directors, to structure, implement and administer the Company’s equity incentive compensation program for its senior executives under the Torchmark Corporation 1998 Stock Incentive Plan (the “Incentive Plan”). The Incentive Plan, which has been approved by the stockholders of the Company, allows the Compensation Committee to act in a responsible manner regarding executive incentive compensation to promote the alignment of management’s interests with those of all shareholders while meeting the Company’s need to attract and retain senior executives who contribute to the Company’s continued success. The existing Incentive Plan allows the Compensation Committee a variety of equity-based vehicles to achieve these goals, including stock options, restricted stock, stock appreciation rights and deferred stock awards. The Incentive Plan gives the Compensation Committee broad discretion to fix the terms and conditions for the granting, vesting and exercise of each of these compensation tools. After careful deliberation, the Compensation Committee can select the form of equity-based incentive compensation with the terms and conditions that best serves corporate objectives and shareholder interests. The flexibility of the Compensation Committee to structure incentive compensation awards in a way to benefit both the Company and its shareholders is a valuable asset.

Also, certain portions of the proposal, specifically the dividend limitation provision, violate the provisions of the existing Incentive Plan.

For these reasons, the Board of Directors believes the rigid implementation required by this proposal would not serve the best interests of the Company or its shareholders.

The Board of Directors recommends a vote AGAINST the proposal.

PROPOSAL NUMBER 4

Shareholder Proposal

Torchmark received the following resolution submitted by CHRISTUS Health and co-sponsored by Catholic Health Initiatives and the Congregation of the Sisters of Charity of the Incarnate Word and is including it in this proxy statement in accordance with SEC Rule 14a-8 of the Securities and Exchange Act of 1934. Torchmark will provide the addresses for the proponents as well as the number of common shares of Torchmark that they hold promptly upon written or oral request addressed to the Corporate Secretary at the Company’s executive offices.

INVESTMENTS IN TOBACCO COMPANIES

WHEREAS—as shareholders, we are concerned about investing in the tobacco industry by any health care institution, especially when the negative health effects of tobacco use are so clearly understood by health care insurers and providers:

—	A March 1998 analysis by the U.S. Treasury Department found the nation loses $80 billion a year on goods and services otherwise produced by Americans who die prematurely or retire early because of smoking-related ills.

—	A Philip Morris-commissioned Arthur D. Little International Report in 2001 showed a cost-benefit analysis of smoking and social services in the Czech Republic. It showed savings of $24.2 million to $30.6 million from lower costs for health care and retirement benefits caused by a shortened life span of smokers who die early by tobacco use. If this Report is true it would indicate that, for purely financial reasons, such investments undermine the bottom-line of our industry, to say nothing of the ethical implications.

—	While Steve Parrish, Senior Vice President of Corporate Affairs for PM, responded that for the company “to commission this study was not only a terrible mistake, it was wrong” (USA Today 07/30/01). This apology for the Report being commissioned failed to include an apology for the facts contained in the report.

—	In 1996 the AMA called for mutual funds and health-conscious investors to divest from stocks and bonds in tobacco companies.

—	We believe it is inconsistent for insurers to invest in tobacco equities and yet proclaim concerns about quality health care. Whether or not the facts in studies such as that commissioned by Philip Morris are true or not is not the issue. The fact is that our company is invested in an industry that has a cavalier attitude toward life itself.

RESOLVED: That shareholders request the Board to initiate a policy mandating no further purchases of tobacco equities in any of the portfolios under our direct control unless it can be proven that tobacco use does not cause the illnesses and deaths that have been attributed to it. If the company cannot produce such proof, it shall divest itself of all tobacco stocks by January 1, 2005.

Supporting Statement

In commenting on the huge equities of health insurers and health providers, a July 7-9, 1995 editorial in USA Today declared:

Major U.S. health insurers are large investors in major U.S. tobacco companies. In other words, the nation’s merchants of care are partners with the nation’s merchants of death. . . . These investments grate and gall. Every year, tobacco use is fatal for thousands of Americans. For insurers to provide health care for those suffering smokers on the one hand while investing in the source of their misery on the other is unconscionable. And hypocritical.

Harvard, Johns Hopkins and The Maryland Retirement and Pension Systems have divested from tobacco stocks. If you think our Company should not profit from peoples’ illness and death by investing in tobacco, vote YES for this resolution.

The Board of Directors OPPOSES the above resolution for the following reasons:

The Company does not currently have and has not had investments in tobacco equities in any of the investment portfolios under its direct control. The Board does not believe that it is advisable to limit the flexibility of available portfolio investments particularly given the difficulty in determining what would constitute a “tobacco equity” in the present environment of rapidly changing diversified companies.

The Board recommends that stockholders vote AGAINST the proposal.

OTHER BUSINESS

The directors are not aware of any other matters which may properly be and are likely to be brought before the meeting. If any other proper matters are brought before the meeting, the persons named in the proxy, or in the event no person is named, C.B. Hudson and Larry M. Hutchison will vote in accordance with their judgment on these matters.

INFORMATION REGARDING DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

Executive Officers

The following table shows certain information concerning each person deemed to be an executive officer of the Company, except those persons also serving as directors. Each executive officer is elected by the Board of Directors of the Company or its subsidiaries annually and serves at the pleasure of that board. There are no arrangements or understandings between any executive officer and any other person pursuant to which the officer was selected.

Name	Age	Principal Occupation and Business Experience for the Past Five Years(1)
Tony G. Brill	61	Executive Vice President and Chief Administrative Officer of Company since September, 1999. (Vice President of Company, January, 1997-September, 1999).

Gary L. Coleman	51	Executive Vice President and Chief Financial Officer of Company since September, 1999. (Vice President and Chief Accounting Officer of Company, July, 1994-September, 1999).

Larry M. Hutchison	50	Executive Vice President and General Counsel of Company since September, 1999; (Vice President and General Counsel of Company, April, 1997-September, 1999).

Anthony L. McWhorter	54	President of Liberty since December, 1994 and of UILIC since September, 1998; Chief Executive Officer of Liberty and UILIC since September, 1999; Executive Vice President of Company since September, 1999. (Chairman of Liberty and UILIC, September, 1999-June, 2001).

Rosemary J. Montgomery	54	Executive Vice President and Chief Actuary of Company, United American and Globe since September, 1999 and of American Income since October, 1999. (Senior Vice President and Chief Actuary of United American, October, 1991-September, 1999 and of Globe, May, 1992-September, 1999).

Roger C. Smith	51	President and Chief Executive Officer of American Income since December, 2003. (President—American Income Marketing Division, January, 2002-December, 2003; Executive Vice President and Sales Director of American Income, October, 1999-January, 2002).

Russell B. Tucker	56	Executive Vice President and Chief Investment Officer of Company since October, 2001; (Vice President of Company, January, 1997-October, 2001).

Stock Ownership

The following table shows certain information about stock ownership of the directors, director nominees and executive officers of the Company as of December 31, 2003.

	Company Common Stock or Options Beneficially Owned as of December 31, 2003(1)
Name	Directly(2)	Indirectly(3)
Charles E. Adair	7,000	0
Montgomery, AL
David L. Boren	19,198	0
Norman, OK
Joseph M. Farley	161,383	4,800
Birmingham, AL
C. B. Hudson	1,634,612	841,836
Plano, TX
Joseph L. Lanier, Jr.	195,603	18,912
Lanett, AL
Mark S. McAndrew	494,893	10,202
McKinney, TX
Harold T. McCormick	0	110,189
Panama City, FL
George J. Records	119,760	0
Oklahoma City, OK
R. K. Richey	1,008,805	1,331,623
Plano, TX
Lamar C. Smith	29,204	0
Fort Worth, TX
Paul J. Zucconi	12,500	0
Plano, TX
Tony G. Brill	385,686	3,529
Plano, TX
Gary L. Coleman	344,032	14,871
Plano, TX
Larry M. Hutchison	259,439	10,191
Duncanville, TX
Anthony L. McWhorter	361,829	10,546
Birmingham, AL
Rosemary J. Montgomery	293,633	547
Parker, TX
Roger C. Smith	45,200	150
Waco, TX
Russell B. Tucker	94,287	8,433
Arlington, TX
All Directors, Nominees and Executive Officers as a group:(4)	5,467,064	2,365,856

(1)	No directors, director nominees or executive officers other than R. K. Richey (1.9%) and C.B. Hudson (2.1%) beneficially own 1% or more of the common stock of the Company.
(2)	Includes: for Charles Adair, 6,000 shares; for David Boren, 16,467 shares; for Joseph Farley, 82,485 shares; for Joseph Lanier, 130,010 shares; for Mark McAndrew, 409,846 shares; for Lamar Smith, 26,005 shares; for George Records, 99,110 shares; for R. K. Richey, 497,883 shares; for Paul Zucconi, 10,500 shares; for C. B. Hudson, 1,255,893 shares; for Tony Brill, 308,414 shares; for Anthony McWhorter, 296,378 shares; for Gary Coleman, 243,930 shares; for Larry Hutchison, 228,104 shares; for Rosemary Montgomery, 241,388 shares; for Russell Tucker, 80,064 shares; for Roger Smith, 45,000 shares and for all directors, executive officers and nominees as a group, 3,977,477 shares, that are subject to presently exercisable Company stock options.

(3)	Indirect beneficial ownership includes shares (a) owned by the director, executive officer or spouse as trustee of a trust or executor of an estate, (b) held in a trust in which the director, executive officer or a family member living in his home has a beneficial interest, (c) owned by the spouse or a family member living in the director’s, executive officer’s or nominee’s home or (d) owned by the director or executive officer in a personal corporation or limited partnership. Indirect beneficial ownership also includes approximately 19,765 shares, 10,202 shares, 2,922 shares, 8,718 shares, 14,871 shares, 8,433 shares, 10,191 shares, 150 shares and 547 shares calculated based upon conversion of stock unit balances held in the accounts of Messrs. Hudson, McAndrew, Brill, McWhorter, Coleman, Tucker, Hutchison and Roger Smith and Ms. Montgomery, respectively, in the Company Savings and Investment Plan to shares. Additionally, indirect beneficial ownership includes for Mr. Richey 461,346 shares subject to stock options held by Richey Capital Partners, Ltd., a family limited partnership and for Mr. McCormick 102,587 shares subject to stock options transferred to his spouse. Indirect ownership for Mr. McWhorter also includes approximately 1,828 shares calculated based upon conversion of stock unit balance in the Profit Sharing & Retirement Plan of Liberty (PS&R Plan) to shares.

Mr. Lanier disclaims beneficial ownership of 16,512 shares owned by his spouse and 2,400 shares owned by his children. Mr. Farley disclaims 4,800 shares held as trustee of a church endowment fund.

(4)	All directors, nominees and executive officers as a group, beneficially own 6.5% of the common stock of the Company.

During 2003, the Board of Directors met four times. In 2003, all of the directors attended at least 75% of the meetings of the Board and the committees on which they served.

Torchmark has a long standing policy that the members of its Board of Directors be present at the Annual Meeting of Shareholders, unless they have an emergency, illness or an unavoidable conflict. At the April 24, 2003 Annual Meeting of Shareholders, ten of the then eleven directors were present.

CORPORATE GOVERNANCE

Director Independence Determinations

The New York Stock Exchange (NYSE) rules require that Torchmark have a majority of independent directors. The rules provide that no director will qualify as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with Torchmark and its subsidiaries (collectively, Torchmark), either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. In order to assist in the making of these determinations, the Board has adopted certain categorical standards described below to assist it in making determinations of independence.

The categorical standards for independence determinations adopted by the Board of Directors are:

i.	A director who is an employee, or whose immediate family member is an executive officer, of the company is not “independent” until three years after the end of such employment relationship.

ii.	A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from Torchmark other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

iii.	A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

iv.	A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of Torchmark’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

v.	A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, Torchmark for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

All directors other than those deemed not “independent” under the foregoing standards will be deemed to be “independent” upon a Board determination.

Based on these categorical standards, after review and deliberation at their February 26, 2004 meeting, the Board determined that the following independent directors meet the standards set by the Board: Charles E. Adair, David L. Boren, Joseph M. Farley, Louis T. Hagopian (who will retire in April 2004), Joseph L. Lanier, Jr., Harold T. McCormick, George J. Records and Paul J. Zucconi.

Executive Sessions

Torchmark’s non-management directors have since October 2002 met in regularly scheduled executive sessions without any management participation by officers or employee directors. These executive sessions are currently held either before, after or otherwise in conjunction with the Board’s four regularly scheduled meetings per year. Additional executive sessions can be scheduled at the request of the non-management directors. Beginning in 2004, at least one executive session per year will be conducted with only independent directors present.

The director who presides over the executive sessions is selected annually based upon tenure of service on the Board. If that director is not an independent director, another independent director will be chosen by the executive session to preside over the one executive session where only independent directors are present.

You may communicate with Torchmark’s non-management directors by writing to the Executive Session of the Torchmark Corporation Board of Directors in care of the Corporate Secretary, Torchmark Corporation, 2001 Third Avenue South, Birmingham, Alabama 35233.

Governance Guidelines and Codes of Ethics

Torchmark has adopted Corporate Governance Guidelines, a Code of Ethics for the CEO and Senior Financial Officers, and a Code of Business Conduct and Ethics for its directors, officers and employees which comply with the requirements of securities law, applicable regulations and New York Stock Exchange rules. These documents are available on the Company’s website by going to www.torchmarkcorp.com and clicking on the Investor Relations page. They are located under the Corporate Governance heading. Printed copies of these documents may be obtained at no charge by writing the Corporate Secretary, Torchmark Corporation, 2001 Third Avenue South, Birmingham, 35233.

Committees of the Board of Directors

The Board of Directors has the following standing Committees more fully described below: Executive, Finance, Compensation, Governance, Nominating and Audit.

Executive Committee—The executive committee is comprised of Messrs. Richey (2003 Chairman), Hudson and McAndrew. This committee makes recommendations on the strategic direction to be taken by the Company to the Board of Directors. The executive committee did not meet in 2003 although Mr. Richey, in his capacity as a consultant to the Company, held numerous strategic direction meetings with Mr. Hudson and/or Mr. McAndrew.

Finance Committee—The finance committee is comprised of Messrs. Lamar Smith (2003 Chairman), Farley, Lanier, McCormick and Records. This committee serves as the pricing committee in connection with capital financing by the Company. The finance committee did not meet in 2003.

Compensation Committee—The compensation committee is comprised of Messrs. Hagopian (2003 Chairman) (serving until his April 2004 retirement), Farley and Lanier. All members of the compensation committee are independent under the rules of the NYSE, Section 16 of the Securities Exchange Act of 1934 and Section 162(m) of the Internal Revenue Code. The compensation committee determines the Company’s stated general compensation philosophy and strategy; reviews and determines the compensation of senior management of the Company and its subsidiaries, including establishing goals and objectives for the Chief Executive Officer’s compensation, evaluating the CEO’s performance in light thereof, and setting his compensation; establishes the annual bonus pool; administers the Company’s Section 162(m) bonus plan and stock incentive plan; and makes recommendations to the Board with respect to non-CEO compensation, incentive compensation plans and equity based plans. The compensation committee met six times in 2003.

The compensation committee has a written charter, a copy of which is available on Torchmark’s website by going to www.torchmarkcorp.com and clicking on the Investor Relations page. The committee charter is located under the Corporate Governance heading. You may also obtain a printed copy of the committee charter at no charge by writing the office of the Corporate Secretary at Torchmark Corporation, 2001 Third Avenue South, Birmingham, Alabama 35233.

Governance and Nominating Committee—The governance and nominating committee, (formerly the nominating committee) was renamed and its duties and responsibilities were redefined in February 2003. Its membership in 2003 was comprised of Messrs. Richey (2003 Chairman), Adair, Boren, Farley, Hagopian (serving until his April 2004 retirement), Lanier, McCormick, Records, Lamar Smith and Zucconi. In February 2004, Messrs. Richey and Lamar Smith resigned from the governance and nominating committee and Mr. Richey resigned as committee chairman. Accordingly, as of the date of this Proxy Statement, all members of the governance and nominating committee are independent under the NYSE rules.

The governance and nominating committee has the following duties and responsibilities: (1) receiving and evaluating the names and qualifications of potential director candidates; (2) identifying individuals qualified to become Board members consistent with criteria set by the Board of Directors and recommending to the Board director nominees; (3) recommending the directors to be appointed to Board committees; (4) developing and recommending to the Board a set of governance guidelines for the Company; (5) monitoring and annually evaluating how effectively the Board and Company have implemented the corporate governance guidelines and (6) overseeing evaluations of the Board and Company management. The governance and nominating committee met two times in 2003.

The governance and nominating committee will receive, evaluate and consider the names and qualifications of any potential director candidates from all sources, including shareholders of the Company. Recommendations of potential director candidates and supporting material may be directed to the Governance and Nominating Committee in care of the Corporate Secretary at Torchmark Corporation, 2001 Third Avenue South, Birmingham, Alabama 35233.

The governance and nominating committee has a written charter, a copy of which is available on Torchmark’s website by going to www.torchmarkcorp.com and clicking on the Investor Relations page. The committee charter is located under the Corporate Governance heading. You may also obtain a printed copy of the committee charter at no charge by writing the office of the Corporate Secretary at the Torchmark address set out above.

Audit Committee—The audit committee is comprised of Messrs. Zucconi (2003 Chairman), Farley, Hagopian (serving until his April 2004 retirement) and McCormick. All members of the audit committee are independent under the definition contained in the NYSE rules and fully comply with SEC rules and regulations. The audit committee reviews and discusses with management and the independent auditors the Company’s audited financial statements and quarterly financial statements prior to filing, the Company’s earnings press releases and financial information and earnings guidance, and the Company’s policies for risk assessment and management; selects, appoints, reviews and, if necessary, discharges the independent auditors; reviews the scope of the independent auditors audit plan and pre-approves audit and non-audit services; reviews the adequacy of the Company’s system of internal controls over financial reporting; periodically reviews pending litigation and regulatory matters; reviews the performance of the Company’s internal audit function and reviews and appropriately treats complaints and concerns regarding accounting, internal accounting controls or auditing matters pursuant to a confidential “whistleblower” policy. Additionally, the audit committee meets with the Company’s independent accountants and internal auditors both with and without management present. The audit committee met twelve times in 2003 (four physically-held meetings and eight teleconference meetings).

The audit committee has had a written charter since 2000, which is annually reviewed and updated if necessary. The audit committee charter is posted on the Company’s website and can be viewed by going to www.torchmarkcorp.com and clicking on the Investor Relations page. The committee charter is located under the Corporate Governance heading. You may also obtain a printed copy of the committee charter at no charge by writing the office of the Corporate Secretary at the Torchmark address set out above.

Director Qualification Standards

Torchmark’s Corporate Governance Guidelines discuss the following director qualification standards:

1.	Board Membership Criteria, including independence, limits on the number of boards on which a director serves, a former chief executive officer’s Board membership and directors who change their present job responsibilities;

2.	Size of the Board;

3.	Term Limits;

4.	Retirement Policy; and

5.	Selection of the Chairman of the Board.

More detail regarding these director qualification standards can be found in the Corporate Governance Guidelines by going to the Company’s website at www.torchmarkcorp.com and clicking on the Investor Relations page. The Guidelines are located under the Corporate Governance heading. Printed copies of the Guidelines may be obtained at no charge by writing the Corporate Secretary, Torchmark Corporation, 2001 Third Avenue South, Birmingham, AL 35233.

COMPENSATION AND OTHER TRANSACTIONS WITH

EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table
	Annual Compensation			Long Term Compensation
				Awards
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)(1)	(f) Restricted Stock Award(s) ($)(2)	(g) Securities underlying Options/ SARs (#)(3)	(i) All other Compensation ($)(4)

C.B. Hudson	2003	800,000	0	0	95,000	7,218
Chairman and CEO	2002	800,000	0	0	138,431	7,302
	2001	800,000	0	0	657,182	5,381

Mark S. McAndrew	2003	722,753	300,000	0	95,000	6,000
President and CEO of	2002	700,000	270,000	0	100,000	6,000
United American, Globe and	2001	680,000	250,000	0	185,398	5,100
American Income

Tony G. Brill	2003	590,016	140,000	0	65,000	6,000
Executive Vice President and	2002	569,016	130,000	0	70,000	6,000
Chief Administrative Officer	2001	549,000	126,000	0	130,124	5,100

Anthony L. McWhorter	2003	445,016	102,000	0	55,000	6,000
President and Chief	2002	425,048	136,000	0	70,000	6,000
Executive Officer of Liberty	2001	399,048	136,000	0	133,252	5,100
and UILIC

Gary L. Coleman	2003	390,000	140,000	0	55,000	6,000
Executive Vice President	2002	370,000	120,000	0	60,000	6,000
and Chief Financial Officer	2001	344,000	110,000	0	156,376	5,100

(1)	Messrs. Hudson, McAndrew and Brill received 2003 bonuses of $300,000, $300,000 and $140,000 respectively, under the Torchmark Corporation Annual Management Incentive Plan (the “Section 162(m) Plan”). These bonuses were certified by the Compensation Committee of the Board of Directors on January 8, 2004 and promptly paid thereafter. Mr. Hudson elected to be paid his $300,000 bonus in the form of non-qualified stock options on 23,666 shares granted January 8, 2004 with an exercise price of $45.60 (fair market value on the grant date). Messrs. McAndrew and Brill were paid their bonuses in cash.

Mr. Hudson elected to defer all $400,000 and $400,000 of his 2002 and 2001 bonuses and received for them Company stock options under the provisions of the Torchmark Corporation 1998 Stock Incentive Plan (1998 Incentive Plan).

(2)	At year-end 2003, Messrs. McAndrew, McWhorter and Brill held 12,000, 7,500 and 12,000 restricted shares, respectively, valued at $546,480, $341,550 and $546,480 (based on a year-end closing price of $45.54 per share). Restricted stock (40,000 shares) awarded on January 1, 1998 at $42.1875 per share to each of Messrs. McAndrew and Brill vests as follows: 1-1-99 6,400 shares; 1-1-00 6,000 shares; 1-1-01 5,600 shares; 1-1-02 5,200 shares; 1-1-03 4,800 shares; 1-1-04 4,400 shares; 1-1-05 4,000 shares; and 1-1-06 3,600 shares. Restricted stock (25,000 shares) awarded on January 1, 1998 at $42.1875 per share to Mr. McWhorter vests as follows: 1-1-99 4,000 shares; 1-1-00 3,750 shares; 1-1-01 3,500 shares; 1-1-02 3,250 shares; 1-1-03 3,000 shares; 1-1-04 2,750 shares; 1-1-05 2,500 shares; and 1-1-06 2,250 shares. Cash dividends on all restricted stock are paid directly to the stockholder at the same rate as on unrestricted stock. Messrs. McAndrew, McWhorter and Brill agreed as a condition of their restricted stock awards to waive receipt of any shares of Waddell & Reed Financial, Inc. (WDR) stock distributed by Torchmark to its common shareholders in the WDR spin-off on November 6, 1998.

(3)	On December 11, 2003, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman received stock option grants pursuant to the 1998 Incentive Plan on 95,000, 95,000, 65,000, 55,000 and 55,000 shares, respectively, with a market value exercise price of $44.89 per share.

On December 16, 2002, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman received stock option grants pursuant to the 1998 Incentive Plan on 100,000, 100,000, 70,000, 70,000 and 60,000 Torchmark shares, respectively. On that same date, Mr. Hudson elected to receive his 2002 bonus of $400,000 in the form of Torchmark stock options on 38,431 shares.

In August 2001, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman elected to participate in a program under the 1998 Incentive Plan whereby they exercised existing Torchmark stock options and received restoration options for 519,515, 85,398, 60,124, 63,252 and 96,376 Torchmark shares, respectively. On December 13, 2001, Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman received stock option grants pursuant to the 1998 Incentive Plan on 100,000, 100,000, 70,000 70,000 and 60,000 Torchmark shares, respectively. Also, on that same date, Mr. Hudson elected to receive his 2001 bonus of $400,000 in the form of Torchmark stock options on 37,667 shares.

(4)	Includes Company contributions to Torchmark Corporation Savings and Investment Plan, a funded, qualified defined contribution plan, for each of Messrs. Hudson, McAndrew, Brill, McWhorter and Coleman of $6,000 in 2003 and 2002 and of $5,100 in 2001, and interest only on prior contributions to the Torchmark Corporation Supplemental Savings and Investment Plan, an unfunded, non-qualified defined contribution plan, for Mr. Hudson of $1,218, $1,302, and $1,281, respectively, in 2003, 2002, and 2001.

OPTION GRANTS IN LAST FISCAL YEAR
	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term
Name (a)	Number of Securities underlying options granted(#) (b)(1)	% of total options granted to employees in fiscal year (c)	Exercise or base price ($/ share) (d)	Expiration Date (e)	0% ($)	5% ($) (f)	10% ($) (g)
C.B. Hudson	95,000		44.89	12-13-13	0	2,681,954	6,796,592

Mark S. McAndrew	95,000		44.89	12-13-13	0	2,681,954	6,796,592

Tony G. Brill	65,000		44.89	12-13-13	0	1,835,021	4,650,300

Anthony L. McWhorter	55,000		44.89	12-13-13	0	1,552,710	3,934,869

Gary L. Coleman	55,000		44.89	12-13-13	0	1,552,710	3,934,869

(1)	Options expiring on 12-13-13 are non-qualified stock options granted in Torchmark common stock pursuant to the 1998 Incentive Plan with a ten year and two day term at an exercise price equal to the closing price of the Company’s common stock on the grant date. Options expiring on 12-13-13 are not exercisable during the first two years after the grant date and vest as to 50% of the shares two years after the grant date and as to the remaining 50% of the shares three years after the grant date.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

(a) Name	(b) Shares acquired on exercise (#)		(c) Value Realized ($)	(d) Number of Securities underlying unexercised options at FY-end (#)		(e) Value of unexercised in-the-money options at FY-end ($)
				Exercisable	Unexercisable	Exercisable	Unexercisable
C.B. Hudson	0		0	1,255,893	416,193	$10,098,696	$3,401,560
Mark S. McAndrew	0		0	409,846	245,000	$4,205,612	$1,238,750
Tony G. Brill	0		0	308,414	175,379	$3,206,334	$931,249
Anthony L. McWhorter	0		0	296,378	165,002	$3,044,104	$920,187
Gary L. Coleman	35,336	(1)	157,025	243,930	151,569	$2,191,174	$843,276

(1)	Cashless option exercise; No shares retained

Pension Plans

Torchmark Corporation Pension Plan (TMK Pension Plan); Liberty National Life Insurance Company Pension Plan for Non-Commissioned Employees (LNL Pension Plan).    These plans are non-contributory pension plans which cover all eligible employees who are 21 years of age or older and have one or more years of credited service. The benefits at age 65 under the TMK Pension Plan are determined by multiplying the average of the participant’s earnings in the five consecutive years in which they were highest during the ten years before the participant’s retirement by a percentage equal to 1% for each of the participant’s first 40 years of credited service plus 2% for each year of credited service up to 20 years after the participant’s 45th birthday and then reducing that result by a Social Security offset and by other benefits from certain other plans of affiliates. Benefits at age 65 under the LNL Pension Plan are determined by multiplying the average of the participant’s earnings in the five consecutive years in which they were highest during the ten years before the participant’s retirement by a percentage equal to 2% for each of the participant’s first 30 years of credited service plus 1% for each year of credited service in excess of 30 years (up to a maximum of 10 years) and then reducing that result by a Social Security offset and by other benefits from certain other plans of affiliates. Earnings for purposes of both pension plans include compensation paid by subsidiaries and affiliates, and do not include commissions, directors’ fees, expense reimbursements, employer contributions to retirement plans, deferred compensation, or any amounts in excess of $200,000 (as adjusted). Benefits under both pension plans vest 100% at five years. Upon the participant’s retirement, benefits under the plan are payable as an annuity or in a lump sum. In 2003, covered compensation was $200,000 for Messrs. Hudson, McAndrew, Brill and Coleman under the TMK Pension Plan and for Mr. McWhorter under the LNL Pension Plan.

Vested benefits under the non-qualified Torchmark Supplemental Retirement Plan, in which Messrs. Hudson, McAndrew, McWhorter and Coleman have participated, were frozen as of December 31, 1994 and no additional benefits accrue after that date pursuant to the supplementary retirement plan. Messrs. Hudson, McAndrew, McWhorter and Coleman participate in the Torchmark Supplemental Retirement Plan. Mr. Brill does not participate in any supplementary pension plan.

Messrs. Hudson, McAndrew, Brill and Coleman have 29 years, 24 years, seven years and 22 years of credited service under the TMK Pension Plan, respectively. Mr. McWhorter has 29 years of credited service under the LNL Pension Plan.

The following tables show the estimated annual benefits payable under the TMK Pension Plan or LNL Pension Plan along with the TMK Supplemental Retirement Plan (which was frozen in 1994) upon retirement of participants with varying final average earnings and years of service. Primarily because of the termination of the Supplemental Retirement Plan, the benefits shown below as payable pursuant to the TMK Pension or LNL Pension Plans and the TMK Supplemental Retirement Plan may in most cases exceed the actual amounts paid. The benefits shown are offset as described above and the amounts are calculated on the basis of payments for the life of a participant who is 65 years of age.

Torchmark Pension and Supplemental Retirement Plans*

Final Average Earnings	Years of Credited Service
	15	20	25	30	35
$1,000,000	450,000	600,000	650,000	700,000	750,000
1,200,000	540,000	720,000	780,000	840,000	900,000
1,400,000	630,000	840,000	910,000	980,000	1,050,000
1,600,000	720,000	960,000	1,040,000	1,120,000	1,200,000

*	Benefits paid under a qualified defined benefit plan are limited by law in 2003 to $160,000 per year. The balance of the benefit payments shown above thus comes from the Supplemental Retirement Plan. Because benefit accruals under the Supplemental Retirement Plan ceased as of December 31, 1994, Messrs. Hudson, McAndrew and Coleman have nine years less of credited service under the Supplemental Retirement Plan than under the TMK Pension Plan.

LNL Pension and TMK Supplemental Retirement Plans*

Final Average Earnings	Years of Credited Service
	15	20	25	30	35
$100,000	30,000	40,000	50,000	60,000	65,000
200,000	60,000	80,000	100,000	120,000	130,000
300,000	90,000	120,000	150,000	180,000	195,000
400,000	120,000	160,000	200,000	240,000	260,000
500,000	150,000	200,000	250,000	300,000	325,000

*	Benefits paid under a qualified defined benefit plan are limited by law in 2003 to $160,000 per year. The balance of the benefit payments shown above thus comes from the Supplemental Retirement Plan. Because benefit accruals under the Supplemental Retirement Plan ceased as of December 31, 1994, Mr. McWhorter has nine years less of credited service under the Supplemental Retirement Plan than under the LNL Pension Plan.

Effective January 1, 2004, the TMK Pension Plan, LNL Pension Plan and a third existing Liberty National pension plan covering commissioned employees were merged into a single plan, the TMK Pension Plan. No changes in benefits to participants resulted or will result from the merger since benefits, definitions and formulas from the prior plans were amended into the TMK Pension Plan and continue to cover the same classes of employees.

Payments to Directors

Directors of the Company are currently compensated on the following basis:

(1) Directors who are not officers or employees of the Company or a subsidiary of the Company (Outside Directors) receive a fee of $2,000 for each physically attended Board or Board Committee meeting, a fee of $500 for each telephonic Board or Board Committee meeting in which they participate, and an annual retainer of $45,000, payable each January for the entire year. They do not receive fees for the execution of written consents in lieu of Board meetings and Board committee meetings. They receive an allowance for their travel and lodging expenses if they do not live in the area where the meeting is held.

Each Outside Director is automatically awarded annually non-qualified stock options on 6,000 shares of Company common stock on the first day of each calendar year in which stock is traded on the New York Stock Exchange. The entire Board may, for calendar years commencing with 1996, award non-qualified stock options on a non-formula basis to all or such individual Outside Directors as it shall select. Such options may be awarded at such times and for such number of shares as the Board in its discretion determines. The price of such options may be fixed by the Board at a discount not to exceed 25% of the fair market value on the grant date or at the fair market value of the stock on the grant date. In April 2003, the Board awarded stock options with fair market value exercise prices on this non-formula basis for 6,000 shares to each of Charles E. Adair and Paul J. Zucconi.

Commencing with 1997 retainer and meeting and committee fees (assuming attendance at all scheduled meetings), Outside Directors may annually elect to make deferrals of such compensation for the following year into the interest-bearing account of the Torchmark Corporation 1996 Non-Employee Director Stock Option Plan (for amounts earned prior to 1999) and pursuant to the deferred compensation stock option provisions of the 1998 Incentive Plan (for amounts earned in 1999 and in subsequent years). They may subsequently elect to convert such balances to stock options with either fair market value or discounted exercise prices. In December 2002, Messrs. Hagopian, Lanier, McCormick, Records and Richey chose to make such deferrals of 2003 compensation. In 2003 Messrs. Hagopian, Lanier and Records converted their 2003 deferral account balances into options on 5,001, 4,424 and 4,280 shares, respectively, with fair market value exercise prices. Messrs. McCormick and Smith elected in 2003 to convert their 2003 deferral account balances into options on 2,918 and 2,662 shares, respectively, with exercise prices at 75% of market value.

(2) Beginning in January, 1993, directors who are officers or employees of the Company or a subsidiary of the Company waived receipt of all fees for attending Board meetings. They do not receive fees for the execution of written consents in lieu of Board meetings or Board committee meetings. They also do not receive a fee for attending Board committee meetings or an annual retainer. They are reimbursed their travel and lodging expenses, if any.

(3) Compensation paid to the director serving as Chairman of the Executive Committee is determined annually by the Compensation Committee in their discretion. Pursuant to the terms of a Consultation Agreement, the Compensation Committee determined to pay R.K. Richey $250,000 for service in 2003 as Chairman of the Executive Committee.

(4) Beginning in April 2003, the director serving as Chairman of the Audit Committee receives a $5,000 annual retainer for service as chairman.

Each person who served as a director on or prior to February 29, 2000 is eligible to receive upon retirement from the Board a retirement benefit payable annually, in an amount equal to $200 a year for each year of service as a director or advisory director up to 25 years, but not less than $1,200 a year. In determining this benefit, the number of years of service may include years as a director of a subsidiary of the Company if the payment for such years by the Company is in place of a payment which would otherwise be made by the subsidiary. Directors who retired prior to the termination of this retirement benefit program effective February 29, 2000, have been and will continue to receive their retirement benefit payments in cash. Directors with accrued but unpaid retirement benefits under this program on the date of termination were offered the opportunity to convert the present value of such retirement benefits on that date to options in Company common stock. Accordingly, Messrs. Boren, Farley, Hagopian, Lanier, McCormick, Records, Richey and Smith received stock options reflecting the present value of their respective retirement benefits on February 29, 2000.

Other Transactions

Robert Richey, son of R.K. Richey and formerly a Vice President of a Company subsidiary, received compensation and fringe benefits from that Company subsidiary in 2003 of $84,434.

In 2003, the Company paid MidFirst Bank $110,000 in fees as the servicing agent for portions of the Company subsidiaries’ commercial real estate portfolios. George J. Records is an officer and director of Midland Financial Co., the parent corporation of MidFirst Bank, and was, until December 31, 2003, a 38.33% beneficial owner of Midland Financial Co. After that date, he no longer has a beneficial ownership interest in Midland Financial Co.

Lamar C. Smith is an officer and director of First Command Financial Services, Inc. (First Command) a corporation 100% owned by the First Command Employee Stock Ownership Plan (First Command ESOP). Mr. Smith is a beneficiary of the First Command ESOP although he has no ability to vote the stock of First Command that is held by the First Command ESOP. First Command, with 572 home office employees and more than 1,000 appointed agents both inside and outside the United States, receives commissions as the military agency distribution system for selling certain life insurance products offered by Torchmark’s insurance subsidiaries pursuant to agency agreements. In 2003, that company received commission payments of $59,408,000 for sales of life insurance on behalf of Torchmark subsidiaries, which comprised approximately 29.6% of First Command’s 2003 revenues.

Liberty, a Torchmark subsidiary, is also party to a coinsurance agreement with First Command Life Insurance Company, a First Command subsidiary, whereby Liberty cedes back to First Command Life on an annual basis approximately 5% of the life insurance business sold by First Command Life on behalf of Liberty and First Command Life annually pays Liberty certain designated percentages of renewal and first year premiums as expense reimbursement and the actual amount of commissions paid or advanced on the premium received. Additionally, under this agreement, Liberty and other Torchmark subsidiaries provide First Command Life with certain administrative, accounting and investment management services. In 2003, Liberty paid $1,588,931 to First Command Life in premiums and received $140,750 in expense reimbursements, $43,750 in benefit repayments and $1,438,211 as commission reimbursements.

Torchmark subsidiaries, United American and Liberty, entered into a $27,000,000 7% collateral loan agreement (maximum principal amount and accumulated interest) with IRA (now First Command) in 1998 and a 7.55% construction loan agreement in an amount not to exceed $22,500,000 with First Command in 2001, respectively. UA made a $7,000,000 loan in 1998 and a $15,000,000 loan to IRA under the collateral loan agreement. The largest aggregate amount of indebtedness outstanding from IRA to United American under the collateral loan during 2003 was $21,913,209 and as of January 31, 2004, the outstanding balance of the collateral loan was $12,560,299. The construction loan, which will result in a permanent fifteen year mortgage financing at a rate of 2.25% over the ten year treasury rate at inception but not less than 7%, had an outstanding principal balance of $21,666,657 at February 25, 2004. The largest aggregate indebtedness to Liberty from First Command under the construction loan during 2003 was $22,315,276.

R.K. Richey is a 25% owner (50% owner as of December 31, 2003) of Stonegate Realty Co., LLC, the parent company of Elgin Development Company, LLC (Elgin Development). Elgin Development in 1999 purchased certain investment real estate from Torchmark and its subsidiaries and as a part of the consideration for the purchase issued its collateralized 8% Promissory Note (Note) due September 30, 2009 in the amount of $12.4 million to Torchmark. Elgin Development made all interest payments and reduced the outstanding balance of the Note by $2.3 million in principal payments to $10.1 million through December 31, 2002. In 2003, Elgin Development defaulted on the note and as a result, Torchmark foreclosed on the collateral which consisted of real estate with a value of $5.7 million.

In 2003, Torchmark and its subsidiaries paid $67,846 in real estate commissions to New Century Development Company, LLC, an indirect subsidiary of Stonegate Realty, Co., LLC, an entity in which Mr. Richey has the ownership interest shown above.

R. K. Richey is also a one-third owner of Stonegate Management Company, LLC (Stonegate Management) (two-thirds owner as of December 31, 2003). In 2003, pursuant to contractual agreements, Torchmark subsidiaries paid $683,350 to a Stonegate Management subsidiary, Commercial Real Estate Services, for building management and maintenance services on Liberty, Globe, and United American real estate and $261,053 for leased rental property.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, the Company’s directors, its executive officers, and any persons holding more than ten percent of the Company’s common stock are required to report their initial ownership of the Company’s common stock and other equity securities and any subsequent changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange and to submit copies of these reports to the Company. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all required Section 16(a) filings applicable to its executive officers, directors, and greater than ten percent beneficial owners were timely and correctly made except that Anthony McWhorter reported late one 2002 sale on his 2003 Form 5, C.B. Hudson reported late one 2002 gift of stock to charity on his 2003 Form 5, Rosemary Montgomery filed a late Form 4 reporting a sale of stock, R.K. Richey filed a late Form 4 reporting a sale of stock and Ronald Watts filed a late Form 4 reporting three sales of indirectly held shares in a Company benefit plan trust.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation of senior executives of Torchmark and its subsidiaries and affiliates is determined by the Compensation Committee of the Board of Directors. The Compensation Committee, comprised entirely of outside directors, meets to fix annual salaries in advance and bonuses for the current year of executives earning more than $150,000, to review annual goals and reward outstanding annual performance of executives, to grant stock options pursuant to the 1998 Stock Incentive Plan, to determine any senior executives eligible to participate in the executive deferred compensation stock option program under the 1998 Incentive Plan and to determine participants in the Section 162(m) Plan and fix annual bonus goals and targets for those participants.

In 1993, the Compensation Committee employed an unaffiliated executive compensation consulting firm, Towers Perrin, to assist it in reviewing executive compensation policies and the payment of bonuses to executives. In 1997, the Compensation Committee utilized an unaffiliated executive compensation consultant from KPMG Peat Marwick LLP to review certain of its executive compensation policies and practices. In 2003, the Compensation Committee reviewed compensation of the Chief Executive Officer and the four most highly compensated executives of each of Torchmark’s peer group companies relative to the compensation of comparable Company executives. The Compensation Committee met in 2003 with the Chairman and Chief Executive Officer to discuss the salaries and bonuses of the five most highly compensated executives, including the Chairman. Also, the Compensation Committee received written materials discussing compensation of the Chairman, the four other most highly compensated executives and persons reporting to these five most highly compensated executives.

In February 2003, the Board of Directors adopted the Torchmark Corporation Annual Management Incentive Plan (the Section 162(m) Plan), subject to shareholder approval which was obtained on April 24, 2003. Compensation paid pursuant to the Section 162(m) Plan is intended to the extent reasonable to qualify as “performance-based compensation” not subject to the limitations of Internal Revenue Code Section 162(m) on tax deductability of executive compensation in excess of $1 million. In addition to bonus compensation paid under the Section 162(m) Plan, Torchmark may compensate its executives and key employees in the form of salaries, bonuses and other benefits for which the Company may or may not receive a tax deduction.

Compensation Principles

The business philosophy of the Company focuses on maintenance and improvement of insurance operating margins and other operating margins through the efficient management of assets and control of costs. The Company’s executive compensation program is based on principles which align compensation with this business philosophy, company values and management initiative. The program also takes into consideration competitive remuneration practices in the insurance and financial services sectors. Torchmark’s executive compensation program seeks to attract and retain key executives necessary to the long-term success of the Company, to mesh compensation with both annual and long-term strategic plans and goals and to reward executives for their efforts in the continued growth and success of the Company. Annual goals for executive compensation, whether paid under the Section 162(m) Plan or outside that Plan, focus on a number of factors, including growth in net operating income per share, pre-tax operating income and/or return on equity for holding company executives and on growth in insurance operating income, underwriting income and/or premium growth for the executives of the Company’s insurance subsidiaries.

To the extent readily determinable and as one of the factors in its consideration of compensation matters, the Compensation Committee considers the anticipated tax treatment to the Company and to the executives of various payments and benefits. Some types of compensation payments and their deductibility depend upon the timing of an executive’s vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee’s control also affect the deductibility of compensation. For these and other reasons, the Compensation Committee will not necessarily and in all circumstances limit executive compensation to that paid under the Section 162(m) Plan or otherwise deductible under Section 162(m) of the Internal Revenue Code. The Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

Salary and Bonus System

For some time the Company has used a system of salaries and bonuses to reward executives of the Company and its subsidiaries for performance relative to annual goals. These goals vary by operating company based upon that particular company’s current position. Annually, the Compensation Committee, with input from the Company’s Chairman and Chief Executive Officer, calculates a pool to fund current year bonuses and subsequent year salaries for all executives whose combined cash compensation exceeds $150,000 per year. The salary/bonus pool is determined by taking a percentage not to exceed 1%, of Torchmark’s pre-tax operating income for the performance period (typically a calendar year). Pre-tax operating income is defined as income, before taxes, excluding realized investment losses and certain other nonoperating items, nonrecurring items and discontinued operations, which may vary from year to year. Both bonuses paid under the Section 162(m) Plan and discretionary bonuses paid outside that Plan are paid from this pool. The actual percentage used to establish the pool is based on the percentage derived by dividing the aggregate amount of the target amount of the target bonus amounts of all executives of Torchmark and its subsidiaries who are eligible to receive a bonus (including bonuses paid outside the Plan) by the amount of Torchmark’s projected pre-tax operating income for the year.

The Compensation Committee, in consultation with the Company’s Chairman and Chief Executive Officer, then reviews each subsidiary’s performance relative to the goals and fixes salaries and bonuses for that operating subsidiary’s executives. The degree to which these executives have met their particular subsidiary’s goals in turn determines the amount of the bonus, if any, and whether senior executive officers of the Company receive salary increases. Such executives do not receive any cost of living salary adjustments.

Section 162(m) Bonus Plan

Each year, the Compensation Committee determines within the first 90 days, those executives who are eligible to participate in the Section 162(m) Plan for that year from among the Chief Executive Officer, the four other highest paid executive officers other than the chief executive officer (the covered employees), and any other executive officer of the Company or its subsidiaries they may select. Also within this 90 day period, the Compensation Committee establishes performance criteria and target awards for each participating executive. Performance criteria which may be selected are set out above in the Compensation Principles section. Actual performance relative to the selected performance criteria and targets determines the extent to which a target bonus amount may be paid. The maximum amount of the bonus pool which can be paid under the Plan to the CEO and the four “covered” executives cannot exceed 40% of the total pool, with not more than a maximum 15% payable to the CEO and the individual bonuses in total to the four other “covered” executives may not exceed 25% of the pool.

At the end of the performance period, the Compensation Committee must determine and certify that the performance criteria/objectives have been met by a participant before any bonus is paid. While the Compensation Committee has the discretion to reduce a bonus to be paid for any reason, it may not increase a bonus payment above the objectively-determined amount.

On March 12, 2003, the Compensation Committee determined that C.B. Hudson, Mark S. McAndrew and Tony G. Brill would be participating in the Plan for 2003. On that same date, the Compensation Committee determined the maximum pool would be .60% of 2003 pre-tax operating income. They also established the respective maximum percentages of the bonus pool that Messrs. Hudson, McAndrew and Brill, respectively, could receive and fixed growth in net operating income per share from 2002 to 2003 above an established threshold as the applicable performance criteria for each participant. That threshold must have been met before any bonus could be paid to a participant; if it was not, no bonus would be paid. If the threshold was met, the participant would be eligible for a bonus equal to his maximum percentage of the bonus pool, subject to the Compensation Committee’s discretion regarding any reduction in a bonus.

Stock Option Program

The Company began awarding stock options to executives and key employees in 1984. The option plan under which options in Company common stock were awarded in 2003 was adopted in April 1998. It has as its stated purpose attracting and retaining employees who contribute to the Company’s success and enabling those persons to participate in that long-term success and growth through an equity interest in the Company. To this end, the Compensation Committee, as administrator of the 1998 Incentive Plan, grants non-qualified stock options to officers and key employees at the market value of the Company’s common stock on the date of the grant, the size of the grant being based generally on the current compensation of such officers or key employees. The five most highly compensated executive officers are paid salaries and bonuses commensurate with the level of their responsibilities and therefore they typically are awarded a larger number of option shares than other employees with lesser levels of compensation and responsibility.

Decisions regarding stock option grants are made annually and the number of options previously awarded to an individual executive officer is not a substantial consideration in determining the amount of options granted to that officer in the future. Once an officer has been awarded options and becomes a part of the stock option program, he or she will typically continue to be eligible from year to year for consideration for stock option awards related to salary.

Stock options may be exercised using cash or previously-owned stock for payment or through a simultaneous exercise and sale program. Such stock options generally become first exercisable to the extent of 50% of the shares on the second anniversary of the option grant date and on the remaining 50% of the shares on the third anniversary of the option grant date.

Deferred Compensation Option Program

The Company’s 1998 Incentive Plan, adopted in April, 1998, contains provisions permitting designated executives to receive deferred compensation stock options. The plan permits eligible executives to defer salary and/or bonus on an annual basis into an interest-bearing account and subsequently on a one time basis within a limited time period to elect to convert all or a portion of their deferred compensation into Company stock options granted at market value or at a discount not to exceed 25%. The Compensation Committee did not designate any Company executives to participate in this program in 2003.

Compensation of Chief Executive Officer

C. B. Hudson joined the Company subsidiary Globe in 1974 as its Chief Actuary and subsequently has served as a senior executive officer and director of the Company’s principal insurance subsidiaries since that time. During the period 1982 to 1991, he was elected as Chairman and Chief Executive Officer of United American, Globe and Liberty, all principal insurance subsidiaries of the Company. Mr. Hudson was elected to the Torchmark Board of Directors in 1986 and was named Chairman of Insurance Operations of the Company in January 1993. He assumed the responsibilities of Chairman, President and Chief Executive Officer of the Company on March 10, 1998. Effective as of April 2001, he serves as Chairman and Chief Executive Officer of the Company.

Mr. Hudson’s base salary is determined by the Compensation Committee considering his current job responsibilities and a comparison of salaries paid at peer companies.

On January 8, 2004 the Compensation Committee certified attainment of his bonus goals and targets and awarded Mr. Hudson a 2003 bonus of $300,000 under the Section 162(m) Plan. Mr. Hudson elected to receive that bonus in the form of non-qualified options on 23,666 shares of Torchmark common stock with a grant date of January 8, 2004 and an exercise price of $45.60 (fair market value on the grant date).

Mr. Hudson’s stock options, which are also determined by the Compensation Committee, were based upon his leadership and ability to enhance the long term value of the Company. The Compensation Committee granted Mr. Hudson market value stock options on 95,000 shares in December 2003.

Mr. Hudson’s base salary and any stock options awarded to him were not directly tied to any one or a group of specific measures of corporate performance.

In the three-year period 2001-2003, which is covered by the Summary Compensation Table on page 14, Torchmark’s diluted operating earnings per share grew from $2.94 per share in 2000 to $3.87 per share in 2003. Return on equity decreased to 16.3% in 2003 from 16.9% in 2000. Torchmark repurchased 15.0 million shares in the 2001-2003 period under its share repurchase program, 11.9% of the outstanding shares at the beginning of that period.

Compensation of Other Executives

The other executive officers listed in the Summary Compensation Table in the Proxy Statement are compensated by salary and a bonus, either paid upon certified attainment of previously-established performance goals under the Section 162(m) Plan or on a discretionary basis outside that Plan, which may be impacted by a number of factors, more particularly described in the Compensation Principles section above. The pool of funds available for determining their salaries and bonuses is calculated based upon the formula described in the discussion of the salary and bonus system. Determination of any salary increase or discretionary bonus award to such an executive is then recommended by the Chairman and Chief Executive Officer based upon an evaluation of a number of factors, including those listed above, to the Compensation Committee for its decision. Determination of any bonus paid to such executives who have been selected to participate in the Section 162(m) Bonus Plan is made by the Compensation Committee based on such executive’s attainment of the pre-established bonus goals and targets fixed by the Committee.

Mr. McAndrew serves as Chairman of Insurance Operations of the Company and as President and Chief Executive Officer of United American and Globe. He is responsible for the Company’s direct response insurance marketing. On January 8, 2004 the Compensation Committee certified attainment of his bonus goals and targets and awarded a 2003 bonus of $300,000 under the Section 162(m) Plan to Mr. McAndrew, which he chose to receive in cash.

Mr. Brill is the Executive Vice President and Chief Administrative Officer in charge of insurance administration for Torchmark and all its insurance subsidiaries. On January 8, 2004, the Compensation Committee certified attainment of his bonus goals and targets and awarded a 2003 bonus under the Section 162(m) Plan to Mr. Brill of $140,000, which was paid in cash.

Mr. McWhorter is an Executive Vice President of the Company and the President and Chief Executive Officer of Liberty and UILIC. Mr. McWhorter was awarded a $102,000 discretionary bonus by the Compensation Committee for 2003, which he elected to be paid in cash.

Mr. Coleman serves as Executive Vice President and Chief Financial Officer of the Company. He has been responsible for the Company’s accounting operations since 1994 and is also in charge of all financial areas. The Compensation Committee awarded Mr. Coleman a $140,000 discretionary bonus for 2003, which he chose to be paid in cash.

Compensation and Company Performance

As indicated above, the annual aspect of executive compensation for holding company executives of Torchmark centers on growth in the earnings per share and return on equity as well as increases in pre-tax operating income and for executives of the insurance subsidiaries on growth in underwriting income and premium income. Pre-tax operating income was $679 million in 2003, an increase of 6% over 2002. Diluted operating earnings per share grew from $3.51 per share in 2002 to $3.87 per share in 2003, a 10% change. Return on equity was 16.3% in 2003 compared to 16.5% in 2002. Premium income, which made up 81% of the Company’s total revenues, rose to $2.38 billion in 2003 from $2.28 billion in 2002. Underwriting income comprised 55% of the Company’s pre-tax operating income for 2003. Underwriting income increased from $359 million to $372 million in 2003 from 2002.

The above performance resulted in compensation increases to certain of the Company’s executives as a group shown in the Summary Compensation Table on page 14. Cash compensation paid persons who are listed in that table increased 3.1% in 2003 over 2002.

The long-term portion of the executive compensation program centers on stock value through the granting of stock options. Over the last three fiscal years diluted operating earnings per share have increased 32% and rose from $2.94 in 2000 to $3.87 in 2003.

Louis T. Hagopian, Chairman

Joseph M. Farley

Joseph L. Lanier, Jr.

The foregoing Compensation Committee Report on Executive Compensation shall not be deemed “filed” with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of four directors: Paul J. Zucconi, who currently serves as Committee Chairman; Louis T. Hagopian, Harold T. McCormick and Joseph M. Farley. All of the Audit Committee members are independent as that term is defined in the rules of the New York Stock Exchange. All members of the Audit Committee were financially literate as that qualification has been interpreted by the Company’s Board of Directors in its business judgment and at least one member of the Audit Committee has accounting or related financial management expertise. In October 2003, the Board of Directors, after review and deliberation, determined that Paul J. Zucconi is the audit committee financial expert serving on the audit committee in accordance with the definition and qualifications for an audit committee financial expert set out in SEC Regulation S-K, Item 401. Mr. Zucconi is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the Company’s consolidated financial reports, its internal financial and accounting controls, and its auditing, accounting and financial reporting processes generally.

In discharging its oversight responsibilities regarding the audit process, the Audit Committee reviewed and discussed the audited consolidated financial statements of Torchmark as of and for the year ended December 31, 2003 with Company management and Deloitte & Touche LLP (Deloitte), the independent auditors. The Audit Committee received the written disclosures and the letter from Deloitte required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, discussed with Deloitte any relationships which might impair that firm’s independence from management and the Company and satisfied itself as to the auditors’ independence. The Audit Committee reviewed and discussed with Deloitte all communications required by auditing standards generally accepted in the United States of America, including Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements be included in Torchmark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission.

Paul J. Zucconi, Chairman

Joseph M. Farley

Louis T. Hagopian

Harold T. McCormick

The foregoing Audit Committee Report shall not be deemed “filed” with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

PRINCIPAL ACCOUNTING FIRM FEES

The following table sets forth the aggregate fees, including out-of-pocket expenses, billed to Torchmark for the fiscal years ended December 31, 2003 and 2002 by the Company’s principal accountants, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the Deloitte Entities).

	2003		2002
Audit Fees (a)	1,195,543		1,087,913
Audit Related Fees
Pension Plan	97,000		89,000
Sarbanes-Oxley Act, Section 404 Advisory Services	278,511
Total Audit and Audit Related Fees		1,571,054		1,176,913

Tax Fees (b)		309,140		275,745

All Other Fees
Actuarial Fees	38,000		50,870
Insurance Department Examinations	63,097		99,016
Total All Other Fees		101,097		149,886

Total Fees		1,981,291		1,602,544

(a)	Fees for audit services billed in 2003 and 2002 consisted of:

(i)	Audit of Company’s annual financial statements and insurance subsidiaries statutory financial statements;
(ii)	Review of the Company’s quarterly financial statements; and
(iii)	Services related to Securities and Exchange Commission filings and regulatory matters.

(b)	Fees for tax services provided in 2003 and 2002 consisted primarily of fees for assistance with tax audits and appeals.

Pre-approval Policy

The audit and non-audit services performed by Deloitte in 2003 were pre-approved in accordance with the Policy Regarding the Approval of Audit and Non-Audit Services Provided by the Independent Auditor adopted by the Audit Committee at its April 23, 2003 meeting, as amended at its October 13-14, 2003 meeting. The Policy requires that all services provided by Deloitte, both audit and non-audit must be pre-approved by the Audit Committee or a Designated Member thereof except for certain de minimus exceptions. After discussions with Deloitte and Company management, the Audit Committee has determined that the provision of certain designated audit-related, tax and all other services do not impair the independence of Deloitte. The Policy describes the permitted audit, audit-related, tax and all other services (collectively, the Disclosure Categories) that Deloitte may perform. Pre-approvals of audit and non-audit services may be given at any time up to a year before commencement of the specific service.

A description of the services expected to be provided by Deloitte in each of the Disclosure Categories (a Service List) is presented to the Audit Committee for approval. Upon receipt of approval of these services by the Audit Committee or a Designated Member, the services are provided by Deloitte for the duration of the pre-approved period. Any requests for audit, audit-related, tax and other services not on the pre-approved Service List must be separately pre-approved by the Audit Committee or the Designated Member and cannot be commenced until such pre-approval is obtained. If the Designated Member pre-approves permitted services, a report of this specific pre-approval must be made to the Audit Committee at its next regularly scheduled meeting. The Chief Financial Officer or his designee may engage Deloitte to provide any permitted service if the expected fee does not exceed $50,000 after obtaining approval of the Chairman of the Audit Committee as the Designated Member. The Audit Committee may also periodically establish fee thresholds for pre-approved services.

At each regularly scheduled Audit Committee meeting, the Audit Committee reviews a summary of the services provided including fees, a listing of new pre-approved services since the Committee’s last meeting, a list of any de minimus services approved by the Chief Financial Officer and the Audit Committee Chairman and an updated projection for the current fiscal year of estimated annual fees to be paid to Deloitte.

The line graph shown above compares the yearly percentage change in Torchmark’s cumulative total return on its common stock with the cumulative total returns of the Standard and Poor’s 500 Stock Index (S&P 500) and the Standard and Poor’s Life & Health Insurance Index (S&P Insurance (Life/Health)). Torchmark is one of the companies whose stock is included within both the S&P 500 and the S&P Insurance (Life/Health).

Information for graph produced by Research Data Group, Inc.

MISCELLANEOUS INFORMATION

Proposals of Stockholders

In order for a proposal by a stockholder of the Company to be eligible to be included in the proxy statement and proxy form for the annual meeting of stockholders in 2005, the proposal must be received by the Company at its home office, 2001 Third Avenue South, Birmingham, Alabama 35233, on or before November 24, 2004. If a stockholder proposal is submitted outside the proposal process mandated by Securities and Exchange Commission rules, it will be considered untimely if received after February 7, 2005.

General

The cost of this solicitation of proxies will be paid by the Company. The Company is requesting that certain banking institutions, brokerage firms, custodians, trustees, nominees, and fiduciaries forward solicitation material to the underlying beneficial owners of the shares of the Company they hold of record. The Company will reimburse all reasonable forwarding expenses.

The Annual Report of the Company for 2003, which accompanies this proxy statement, includes a copy of the Company’s Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2003 and the financial statements and schedules thereto. Upon request and payment of copying cost, the exhibits to the Form 10-K will be furnished. These written requests should be directed to Investor Relations Department, Torchmark Corporation at its address stated above.

By Order of the Board of Directors

Carol A. McCoy

Vice President, Associate Counsel & Secretary

March 22, 2004

TORCHMARK CORPORATION		YOUR VOTE IS IMPORTANT VOTE BY INTERNET / TELEPHONE 24 HOURS A DAY, 7 DAYS A WEEK

INTERNET https://www.proxyvotenow.com/tmk	OR	TELEPHONE 1-866-361-3802	OR	MAIL
• Go to the website address listed above. • Have your proxy card ready. • Follow the simple instructions that appear on your computer screen.		• Use any touch-tone telephone. • Have your proxy card ready. • Follow the simple recorded instructions.		• Mark, sign and date your proxy card. • Detach your proxy card. • Return your proxy card in the postage-paid envelope provided.

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Ú DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET Ú

☒ Votes must be indicated (x) in Black or Blue ink.

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR election of directors, FOR Proposal 2 and AGAINST Proposals 3 and 4.

1. Election of Directors				FOR	AGAINST	ABSTAIN

FOR ALL ☐	WITHHOLD FOR ALL ☐	* EXCEPTIONS ☐	3. Shareholder Proposal	☐	☐	☐

Nominees: (01) Charles E. Adair, (02) Joseph M. Farley, (03) C. B. Hudson, (04) Joseph L. Lanier, Jr., (05) R. K. Richey			4. Shareholder Proposal	☐	☐	☐
(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box and write that nominee’s name in the space provided below.)			Mark here if you wish to discontinue receiving more than one annual report.			☐

* Exceptions _____________________________________			To change your address, please mark this box.			☐

FOR AGAINST ABSTAIN
2. Ratification of Auditors	☐ ☐ ☐		To include any comments, please mark this box.			☐

S C A N L I N E

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

			Date Share Owner sign here		Co-Owner sign here

Dividend Reinvestment: Torchmark maintains a Dividend Reinvestment Plan for all holders of its common stock. Under the plan, shareholders may reinvest all or part of their dividends in additional shares of common stock and may also make periodic additional cash payments of up to $3,000 toward the purchase of Torchmark stock. Participation is entirely voluntary. More information on the plan can be obtained by calling 1-866-557-8699.

Direct Deposit of Dividends: Torchmark makes direct deposit of cash dividends available to its shareholders. To obtain information and materials for participation in this service, please call 1-866-557-8699.

www.torchmarkcorp.com: Torchmark’s web site, https://www.torchmarkcorp.com, contains financial information about the company, information regarding our insurance subsidiaries and corporate governance information. The Company’s Shareholder Rights Policy is also posted on the web site.

Multiple Annual Reports: Securities and Exchange Commission rules require that an annual report precede or be included with proxy materials. If you have multiple Torchmark accounts, you may be receiving more than one Torchmark annual report, which is costly to Torchmark and may be inconvenient to you. You may authorize Torchmark to discontinue mailing extra reports by marking the appropriate box on the reverse side of the proxy card for selected accounts. At least one account MUST continue to receive an annual report. Eliminating these duplicate mailings will not affect receipt of future proxy statements, proxy cards or dividend checks. To resume the mailing of an annual report to an account, please call 1-866-557-8699.

P R O X Y

TORCHMARK CORPORATION

Proxy/Direction Card for Annual Meeting on April 29, 2004

This Proxy/Direction is solicited by the Board of Directors of The Company.

The undersigned hereby appoints C. B. Hudson and Larry M. Hutchison, jointly and severally with full power of substitution, to vote all shares of common stock which the undersigned holds of record and is entitled to vote at the Annual Meeting of Shareholders to be held at the Hilton Suites Dallas North, 14302 Noel Road, Dallas Texas on the 29th day of April, 2004 at 10:00 a.m. (CDT), or any adjournment thereof. All shares votable by the undersigned including shares held of record by agents or trustees for the undersigned as a participant in the Dividend Reinvestment Plan (DRP), Torchmark Corporation Savings and Investment Plan (TTP), Waddell & Reed Financial, Inc. 401-K and Savings and Investment Plan (WR 401K), Liberty National Life Insurance Company 401K Plan (LNL401K) and the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (LNL PS&R) will be voted in the manner specified and in the discretion of the persons named above or such agents or trustees on such other matters as may properly come before the meeting.

(change of address/comments)
TORCHMARK CORPORATION P.O. BOX 11173 NEW YORK, N.Y. 10203-0173

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. The Proxy Committee cannot vote your shares unless you sign and return this card.